EMPRESAS ICA, S.A.B. DE C.V.

October 3, 2014

VIA EDGAR TRANSMISSION

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:   Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 1-11080

Dear Ms. Rocha:

By letter dated July 22, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2014 by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”).

The Company is in receipt of the Staff’s comment letter and is working to prepare a response. As discussed in our U.S. counsel’s conversation with Dale Welcome of the Staff on October 1, 2014, the Company is still engaged in a review of the information required to respond to the comments and respectfully advises the Commission that it expects to respond to the Commission no later than October 15, 2014.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

Sincerely,

/s/ Rodrigo Quintana

Rodrigo Quintana

General Counsel

cc:            Alonso Quintana Kawage

The ICA Corporation

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

Arturo García Chávez

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited